Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BioCryst Pharmaceuticals, Inc. for the registration of a proposed maximum aggregate offering price of $85,000,000 of its common stock and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the financial statements of BioCryst Pharmaceuticals, Inc., BioCryst Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of BioCryst Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Birmingham, Alabama August 31, 2005	/s/ Ernst & Young LLP